Exhibit 99.3

ARGENX SE

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31,
(in thousands of $)	2023	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	$22,675	$16,234	$15,844
Intangible assets	125,228	174,901	171,684
Deferred tax asset	97,211	79,222	32,191
Research and development incentive receivables	76,706	47,488	32,707
Investment in joint venture	9,912	1,323	—
Prepaid expenses	47,327	—	—
Other non-current assets	39,662	40,894	54,876
Total non-current assets	418,721	360,064	307,303

Current assets
Inventories	$310,550	$228,353	$109,076
Prepaid expenses	134,072	76,022	58,946
Trade and other receivables	496,687	275,697	38,221
Research and development incentive receivables	2,584	1,578	—
Financial assets	1,131,000	1,391,808	1,002,052
Cash and cash equivalents	2,048,844	800,740	1,334,676
Total current assets	4,123,737	2,774,197	2,542,971

TOTAL ASSETS	$4,542,458	$3,134,261	$2,850,274

	As of
	December 31,
(in thousands of $)	2023	2022	2021
EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent
Share capital	$7,058	$6,640	$6,233
Share premium	5,651,497	4,309,880	3,462,775
Translation differences	131,543	129,280	131,684
Accumulated losses	(2,404,844)	(2,109,791)	(1,400,197)
Other reserves	712,253	477,691	333,729
Total equity	$4,097,507	$2,813,699	$2,534,224

Non-current liabilities
Provisions for employee benefits	1,449	870	417
Lease liabilities	15,354	9,009	7,956
Deferred tax liabilities	5,155	8,406	6,438
Total non-current liabilities	21,958	18,285	14,811

Current liabilities
Lease liabilities	4,646	3,417	3,509
Trade and other payables	414,013	295,679	293,415
Tax liabilities	4,334	3,181	4,315
Total current liabilities	422,993	302,277	301,239

Total liabilities	$444,951	$320,562	$316,050

TOTAL EQUITY AND LIABILITIES	$4,542,458	$3,134,261	$2,850,274

ARGENX SE

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Year Ended
	December 31,
(in thousands of $ except for shares and EPS)	2023	2022	2021
Product net sales	$1,190,783	$400,720	$—
Collaboration revenue	35,533	10,026	497,277
Other operating income	42,278	34,520	42,141
Total operating income	1,268,594	445,267	539,418

Cost of sales	(117,835)	(29,431)	—
Research and development expenses	(859,492)	(663,366)	(580,520)
Selling, general and administrative expenses	(711,905)	(472,132)	(307,644)
Loss from investment in joint venture	(4,411)	(677)	—
Total operating expenses	(1,693,643)	(1,165,607)	(888,164)

Operating loss	$(425,049)	$(720,341)	$(348,746)

Financial income	107,386	27,665	3,633
Financial expense	(906)	(3,906)	(4,578)
Exchange gains/(losses)	14,073	(32,732)	(50,053)

Loss for the year before taxes	$(304,496)	$(729,314)	$(399,743)
Income tax benefit / (expense)	$9,443	$19,720	$(8,522)
Loss for the year	$(295,053)	$(709,594)	$(408,265)
Loss for the year attributable to:
Owners of the parent	(295,053)	$(709,594)	$(408,265)
Weighted average number of shares outstanding	57,169,253	54,381,371	51,075,827
Basic and diluted (loss) per share (in $)	(5.16)	(13.05)	(7.99)

ARGENX SE

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended
	December 31,
(in thousands of $)	2023	2022	2021
Loss for the year	$(295,053)	$(709,594)	$(408,265)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities	2,263	(2,404)	(3,048)
Items that will not be reclassified subsequently to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	(1,915)	(18,267)	(39,290)

Other comprehensive loss, net of income	348	(20,671)	(42,338)

Total comprehensive loss attributable to:
Owners of the parent	$(294,705)	$(730,266)	$(450,603)

ARGENX SE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
(in thousands of $)	2023	2022	2021
Operating loss	$(425,049)	$(720,341)	$(348,746)
Adjustments for non-cash items
Amortization of intangible assets	105,674	99,766	776
Depreciation of property, plant and equipment	5,633	4,576	5,091
Provisions for employee benefits	573	459	260
Expense recognized in respect of share-based payments	232,974	157,026	179,366
Fair value gains on financial assets at fair value through profit or loss	—	(4,256)	(11,152)
Non-cash revenue	—	—	(75,000)
Loss from investment in joint venture	4,411	677	—
Other non-cash expenses	2,074	—	—
	$(73,710)	$(462,093)	$(249,405)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables	(185,694)	(222,260)	(31,632)
(Increase)/decrease in inventories	(83,030)	(119,277)	(83,880)
(Increase)/decrease in other current assets	(59,024)	(18,294)	(30,990)
Increase/(decrease) in trade and other payables	95,600	329	134,892
Increase/(decrease) in deferred revenue — current	—	—	(46,327)
Movements in non-current assets/liabilities
(Increase)/decrease in other non-current assets	(29,416)	(16,220)	(13,975)
(Increase)/decrease in non-current prepaid expense	(47,327)	—	—
Increase/(decrease) in deferred revenue — non-current	—	—	(269,039)

Net cash flows used in operating activities	(382,601)	(837,815)	(590,356)

Interest paid	(211)	(851)	(684)
Income taxes paid	(37,515)	(24,141)	(15,772)

Net cash flows used in operating activities	$(420,327)	$(862,807)	$(606,812)

Purchase of intangible assets	(43,000)	(102,986)	(117,811)
Purchase of property, plant and equipment	(812)	(837)	(3,623)
(Increase)/decrease in current financial assets	—	—	(228,239)
Purchase of current financial investments	(1,271,730)	(1,694,046)	—
Sale of current financial investments	1,543,999	1,325,540	—
Interest received	92,753	13,146	2,603
Investment in joint venture	(13,000)	(2,000)	—

Net cash flows (used in) / from investing activities	$308,210	$(461,184)	$(347,070)

Principal elements of lease payments	(3,801)	(4,165)	(3,855)
Proceeds from issue of new shares, gross amount	1,196,731	760,953	1,091,326
Issue costs paid	(821)	(781)	(528)
Exchange gain/(losses) from currency conversion on proceeds from issue of new shares	(1,507)	410	966
Payment of employee withholding taxes relating to restricted stock unit awards	(12,138)	(5,855)	—
Proceeds from exercise of stock options	158,263	93,195	33,433

Net cash flows from financing activities	$1,336,727	$843,757	$1,121,342

Increase/decrease (-) in cash and cash equivalents	$1,224,610	$(480,234)	$167,460

Cash and cash equivalents at the beginning of the period	$800,740	$1,334,676	$1,216,803
Exchange gains/(losses) on cash and cash equivalents	$23,494	$(53,702)	$(49,587)
Cash and cash equivalents at the end of the period	$2,048,844	$800,740	$1,334,676

ARGENX SE

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the parent
					Share-based		Total
					payment and		equity
					income tax	Fair value movement on	attributable
					deduction on	investment in equity	to owners
	Share	Share	Accumulated	Translation	share-based	instruments designated	of the	Total
(in thousands of $)	capital	premium	losses	differences	payments	as at FVTOCI	parent	equity
Balance at January 1, 2021	$5,744	$2,339,033	$(991,932)	$134,732	$186,474	$—	$1,674,051	$1,674,051

Loss for the year			(408,265)				(408,265)	(408,265)
Other comprehensive income / (loss)				(3,048)		(39,290)	(42,338)	(42,338)
Total comprehensive income / (loss) for the year			(408,265)	(3,048)		(39,290)	(450,603)	(450,603)
Income tax benefit from excess tax deductions related to share-based payments					7,179		7,179	7,179
Share-based payment					179,366		179,366	179,366
Issue of share capital	430	1,090,896					1,091,326	1,091,326
Transaction costs for equity issue		(528)					(528)	(528)
Exercise of stock options	59	33,374					33,433	33,433

Balance year ended December 31, 2021	$6,233	$3,462,775	$(1,400,197)	$131,684	$373,019	$(39,290)	$2,534,224	$2,534,224

Loss for the year			(709,594)				(709,594)	(709,594)
Other comprehensive income / (loss)				(2,404)		(18,267)	(20,671)	(20,671)
Total comprehensive income / (loss) for the year			(709,594)	(2,404)		(18,267)	(730,266)	(730,266)
Income tax benefit from excess tax deductions related to share-based payments					3,946		3,946	3,946
Share-based payment					158,282		158,282	158,282
Issue of share capital	294	760,659					760,953	760,953
Transaction costs for equity issue		(781)					(781)	(781)
Exercise of stock options	113	93,082					93,195	93,195
Ordinary shares withheld for payment of employees’ withholding tax liability		(5,855)					(5,855)	(5,855)

Balance year ended December 31, 2022	$6,640	4,309,880	(2,109,791)	129,280	535,247	(57,557)	2,813,699	2,813,699

Loss for the year			(295,053)				(295,053)	(295,053)
Other comprehensive income / (loss)				2,263		(1,915)	348	348
Total comprehensive income / (loss) for the year			(295,053)	2,263		(1,915)	(294,705)	(294,705)
Income tax benefit from excess tax deductions related to share-based payments					2,310		2,310	2,310
Share-based payment					234,168		234,168	234,168
Issue of share capital	288	1,196,444					1,196,732	1,196,732
Transaction costs for equity issue		(821)					(821)	(821)
Exercise of stock options	130	158,133					158,263	158,263
Ordinary shares withheld for payment of employees’ withholding tax liability		(12,139)					(12,139)	(12,139)

Balance year ended December 31, 2023	$7,058	$5,651,497	$(2,404,844)	$131,543	$771,725	$(59,472)	$4,097,507	$4,097,507